Exhibit 4.11

Electricity Act 1989

Section 11A

MODIFICATION UNDER SECTION 11A OF THE STANDARD CONDITIONS OF ELECTRICITY DISTRIBUTION LICENCES.

Whereas —

1.	Each of the companies to whom this document is addressed (a "Licence Holder") has been granted a licence ("a Licence") under section 6(1)(c) of the Electricity Act 1989 ("the Act") to distribute electricity subject to the conditions contained in its Licence.

2.	In accordance with section 11A(3) and (4) of the Act the Gas and Electricity Markets Authority ("the Authority") gave notice on 13 January 2006 ("the Notice") that it proposed to insert condition 9B of the Licence and by requiring any objections or representations to the modification to be made on or before 13 February 2006.

3.	In accordance with section 49A of the Act, the reasons for making the licence modifications are those stated in the Notice.

4.	In accordance with section 11(A)(4)(b) of the Act, the Authority gave such notice of its intention to make the modifications to the Secretary of State and has not received a direction not to make the modification.

5.	Prior to the close of the consultation period in respect of the Notice, the Authority received one response which constituted a formal objection. The objection was made by United Utilities. The objection does not trigger either of the relevant blocking minority thresholds (these being 20% of relevant licence holders by number or 20% of relevant licence holders by market share). All non-confidential responses have been placed in the Ofgem library and on the Ofgem website.

6.	The Authority has carefully considered in relation to the proposed modification all representations received.

Now therefore

In accordance with the powers contained in section 11A of the Act, the Authority hereby modifies the standard licence conditions for all electricity distribution licences in the manner specified in attached Schedule 1 with effect on and from 05 April 2006.

The Official Seal of the Gas and Electricity Markets Authority
here affixed is authenticated by the signature of

/s/ Nick Simpson
Nick Simpson Director, Industry Codes and Licensing Duly Authorised on behalf of the Authority	05 April 2006

Schedule 1

Condition 9B: Distribution Connection and Use of System Agreement

Part A: This licence condition
1.	The licensee shall, within six months of the coming into effect of this condition or such later date as the Authority may direct, in conjunction with every other relevant electricity distributor and any other interested authorised electricity operator (not being a relevant electricity distributor), prepare and give effect to a Distribution Connection and Use of System Agreement ("DCUSA"), which shall comply with the requirements of this Condition 9B and in particular but without limitation shall:

	(a)	include the contents referred to at paragraphs 5 to 7; and

	(b)	make provision for the matters set out at paragraph 8 in respect of governance and administration and for the matters set out at paragraph 15.

2.	Where the Authority is satisfied with the DCUSA prepared by the licensee in accordance with paragraph 1 above, it shall, by direction, designate the DCUSA for the purposes of this condition generally.

3.	Before issuing a direction under paragraph 2, the Authority shall give notice to all relevant electricity distributors, and to such other authorised electricity operators (not being relevant electricity distributors) as are likely in its opinion to be affected by the DCUSA:

	(a)	stating that it intends to designate the DCUSA;

	(b)	setting out the contents of the DCUSA and the date on which it is proposed that the direction should take effect; and

	(c)	specifying the period (not being less than 28 days from the date of the notice) within which representations with respect to any aspect of those contents may be made.

4.	Subject to the Authority issuing a direction under paragraph 2 above and provided that such direction has not been withdrawn, the licensee shall:

	(a)	accede to the DCUSA Accession Agreement on the date on which the Authority's direction is given under paragraph 2 (the "due date");

	(b)	maintain the DCUSA; and

	(c)	at all times comply with the DCUSA as amended from time to time in accordance with the provisions thereof.

Part B: Principal contents of the DCUSA

5.	The DCUSA shall:

	(a)	include such material terms, procedures and arrangements of a commercial nature as relate to the use of the licensee's distribution system and (where appropriate) to connections to that system; and

	(b)	(without prejudice to the foregoing) make express provision for the matters set out in paragraph 6.

6.	Those matters are:

	(a)	conditions (including as to the provision of credit cover) which are to apply to any person in respect of the commencement, continuation or termination of use of the licensee's distribution system by or on behalf of that person ("the user"), and the obligations owed by the licensee to the user in relation to use of that system;

	(b)	terms, arrangements and procedures which are to apply or to be available to the user in respect of the payment of the charges due on either an individual or an aggregated basis to the licensee from the user for use of the licensee's distribution system;

	(c)	terms, arrangements and procedures which are to apply or to be available to the user in respect of such activities or works (including the energisation, de-energisation or re-energisation of entry points and exit points) as may be carried out by or on behalf of the user on the licensee's distribution system;

	(d)	terms, arrangements and procedures which are to apply or to be available to the user in respect of the activities of system demand control and revenue protection, the installation and maintenance of metering equipment and the provision of metering data and other relevant information arising from use of the licensee's distribution system; and

	(e)	terms providing for:

	(i)	the circumstances in which, in relation to the use of or connection to the licensee's distribution system, a party's liability for any contravention of the provisions of the DCUSA may be restricted; and

	(ii)	the extent to which and the circumstances in which such liability will otherwise attach to that party in respect of any claims against it.

The text of the contents required to be included in the DCUSA at the due date by virtue of this Part B shall, save to the extent directed otherwise by the Authority, be the same as the text which in each case comprises the corresponding contents of the consolidated agreement for the use of system developed through the joint activities of relevant electricity distributors and users immediately before the due date.

Part C: Governance and administration

8.	Without prejudice to the matters set out in Part B, the DCUSA shall also comprise:

	(a)	terms of the creation of an agreement, to which the licensee, every other relevant electricity distributor and any other authorised electricity operator (not being a relevant electricity distributor, and insofar as the DCUSA is applicable to it) shall be a party on such terms and conditions of accession as may be specified (the "DCUSA Accession Agreement");

	(b)	provisions for the referral for determination by the Authority of any dispute arising as to whether a person seeking to be admitted as a party to the DCUSA Accession Agreement has fulfilled any such accession conditions;

	(c)	terms providing for the licensee and such other parties to the DCUSA Accession Agreement as may be specified to be contractually bound by some or all of the provisions of the DCUSA;

	(d)	arrangements for establishing and maintaining, in accordance with such procedures for appointment or election as may be specified, a panel ( the "DCUSA Panel") which is to be responsible, by way of such proceedings as may be specified, for the governance and administration of the DCUSA, and whose members are to be required as a condition of appointment or election to act independently and not as delegates;

	(e)	arrangements for the establishment and funding of a secretariat able to service the DCUSA Panel, to such extent and in respect of such matters as may be specified;

	(f)	procedures for the amendment, in accordance with Part E, of such provisions of the DCUSA as are specified to be capable of being amended without the prior approval of the Authority;

	(g)	provisions by virtue of which such parts of the DCUSA as may be specified shall not be capable of being amended without the prior approval of the Authority, and procedures for seeking such approval; and

	(h)	such other matters as may be appropriate to be included in or provided for by the DCUSA, having regard to the requirement of paragraph 9.

Part D: The Applicable DCUSA Objectives

9.	Proposals to amend the DCUSA pursuant to Part E must be such as are calculated to better facilitate achievement of the following objectives ("the Applicable DCUSA Objectives"):

	(a)	the development, maintenance and operation by the licensee of an efficient, co-ordinated and economical distribution system;

	(b)	the facilitation of effective competition in the generation and supply of electricity and (so far as consistent therewith) the promotion of such competition in the sale, distribution and purchase of electricity;

	(c)	the efficient discharge by the licensee of the obligations imposed upon it by this licence; and

	(d)	the promotion of efficiency in the implementation and administration of the DCUSA arrangements.

Part E: Amendment of the DCUSA

10.	The DCUSA as designated by the Authority in accordance with paragraph 2 may be amended at any time thereafter in accordance with such amendment procedures (including procedures for amending those amendment procedures themselves) as may be specified and are in conformity with the principles set out in paragraph 11.

11.	Those principles are that:

	(a)	proposals for the amendment of the DCUSA may be made by any relevant electricity distributor, by any other party to the DCUSA Accession Agreement, by the Gas and Electricity Consumer Council, by the GB System Operator and by such other persons or bodies as may be specified by the Authority;

	(b)	the amendment procedures for dealing with any such proposal shall comply with the requirements of paragraph 12;

	(c)	the making and implementation of any amendment of the DCUSA shall comply with the provisions of paragraph 13; and

	(d)	those parts of the DCUSA specified pursuant to paragraph 8(g) shall not be amended without the prior approval of the Authority, which shall be sought in accordance with appropriate procedures set out in the DCUSA.

12.	The DCUSA shall provide procedures for the making of amendments which shall secure:

	(a)	that every proposed amendment is brought to the attention of all parties specified in or pursuant to paragraph 11(a);

	(b)	that any and all representations made in respect of a proposed amendment shall be properly considered by the relevant decision-maker(s);

	(c)	that the question of whether any proposed amendment better facilitates the achievement of the Applicable DCUSA Objectives is properly evaluated;

	(d)	that an amendment report is prepared in such manner and having all such contents as may be specified, including (i) a proposed implementation date such as to enable any proposed amendment to take effect as soon as practicable after the decision to implement it is reached, taking into account the complexity, importance and urgency of that amendment, and (ii) a summary of and copies of all submissions made in respect of the proposed amendment;

	(e)	that the proposed implementation date may be altered with the consent of or as directed by the Authority; and

	(f)	that parties to the DCUSA may, having considered the amendment report prepared in accordance with sub-paragraph (d) above and whether that amendment would, as compared with the existing provisions of the DCUSA, better facilitate the achievement of the Applicable DCUSA Objectives, vote for:

(i) in the case of a proposed amendment to a part of the DCUSA not specified pursuant to paragraph 8(g) above, the implementation or rejection of that amendment, or

(ii) in the case of a proposed amendment to a part of the DCUSA specified pursuant to paragraph 8(g) above, a recommendation to the Authority to approve or reject that amendment,

and that such votes shall be compiled so that the Panel may take such steps as are necessary to facilitate the implementation of any proposed amendment or (as the case may be) to put forward a recommendation to the Authority.

13.	No amendment of the DCUSA may be made unless:

(a) the parties to the DCUSA have voted, pursuant to paragraph 12(f)(i), in favour of the amendment described in the relevant amendment report; or

(b) the Authority, having had regard to the Applicable DCUSA Objectives, directs the licensee, in conjunction with every other relevant electricity distributor, to amend the DCUSA in such manner as is communicated in that direction following the provision of a recommendation to the Authority by the parties to the DCUSA pursuant to paragraph 12 (f)(ii).

Part F: Other matters

14.	In relation to any industry document to which it is a party or under which it holds rights in respect of amendment, the licensee shall take all appropriate steps within its power, and in accordance with the procedures applicable under or in relation to that document, to secure and implement such changes to the document as are necessary to give full and timely effect to, or are consequential upon, any amendment of the DCUSA, and shall not take any steps to prevent or unduly delay such changes.

15.	Without prejudice to Parts B, C and E, the DCUSA must also provide for:

	(a)	a copy of the DCUSA to be supplied to any person requesting it, upon payment of an amount not exceeding the reasonable costs of making and supplying such a copy;

	(b)	information about the operation of any of the DCUSA arrangements to be supplied upon request to the Authority and/or to be published by it or by the DCUSA Panel (having particular regard to the provisions of section 105 of the Utilities Act 2000); and

	(c)	the DCUSA Panel to be able to secure the compliance of any party to the DCUSA Accession Agreement with any of the requirements of this paragraph.

Part G: Termination of agreements

16.	Without prejudice to any accrued rights, liabilities or obligations subsisting under any agreement for use of system to which the licensee is a party immediately before the date of any direction given by the Authority under paragraph 2, each such agreement shall cease to have effect from the date of that direction.

Part H: Interpretation

17.	In this condition, unless the context otherwise requires:

"amendment" should be construed in accordance with the meaning given to "modification" in section 111 of the Act;

"approval" means approval in writing;

"direction" means a direction given in writing (and includes an approval or a consent);

"GB System Operator" means National Grid Electricity Transmission plc in its capacity as operator of the GB transmission system (as defined in standard condition A1 of the transmission licence);

"industry documents" means any of:

	(a)	the Balancing and Settlement Code,
	(b)	the Connection and Use of System Code,
	(c)	the Distribution Code,
	(d)	the Grid Code,
	(e)	the Revenue Protection Code,
	(f)	the System Operator Transmission Owner Code,

(g)	the Master Registration Agreement, and
(h)	any other document designated by the Authority for the purposes of paragraph 14 following consultation with the licensee;

"relevant electricity distributor" means an electricity distributor in whose licence this condition has effect; and

"specified" means specified in the DCUSA.